UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova and Leti collaborate to enhance process control schemes for advanced lithography”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2016	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

 Nova and Leti collaborate to enhance process control schemes for advanced lithography

Rehovot, Israel, July 7, 2016 – Leti, an institute of CEA Tech, and Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, announced today a joint program to develop innovative metrology methods to enable leading-edge process control solutions for multi e-beam and directed self-assembly (DSA) advanced lithography techniques. Based on this new joint initiative, Nova has already installed its advanced suite of products at Leti’s state-of-the-art facility in France.

In order to meet the fabrication process challenges at the most advanced technology nodes, several lithography technologies are currently evaluated beyond mainstream multi-patterning optical lithography. The main alternatives to be considered include DSA and multi-beam direct-write lithography (ML2). The joint program between Leti and Nova will focus on developing innovative process-control solutions to address the challenges related to these new patterning methods. The collaboration will utilize Nova’s T600 multi-channel stand-alone optical metrology platform combined with its innovative MARS modeling software and the recently introduced Hybrid solution, which combines several measurements from different metrology platforms.

“Nova is Leti’s ideal partner for this strategic collaboration,” said Fabrice Geiger, head of Leti’s Silicon Technologies Division. “Nova’s state-of-the-art innovative metrology solutions, including its unique capability to hybridize measurements, are essential to speed up the qualification and ramp up of these new lithography technologies, and therefore to reduce their time-to-market introduction.”

“We are excited with the opportunity to work in partnership with Leti, join the IMAGINE and IDEAL programs, and demonstrate the value of our metrology solutions for early-stage R&D,” said Dr. Shay Wolfling, Nova’s CTO. “Such collaboration, early in the development cycle, is part of Nova’s stated long-term strategy and allows us to align our technology roadmap accordingly, in order to contribute later on to our customers’ success.”

About Leti: As one of three advanced-research institutes within the CEA Technological Research Division, Leti serves as a bridge between basic research and production of micro- and nanotechnologies that improve the lives of people around the world. It is committed to creating innovation and transferring it to industry. Backed by its portfolio of 2,800 patents, Leti partners with large industrials, SMEs and startups to tailor advanced solutions that strengthen their competitive positions. It has launched 59 startups. Its 8,500m² of new-generation cleanroom space feature 200mm and 300mm wafer processing of micro and nano solutions for applications ranging from space to smart devices. With a staff of more than 1,900, Leti is based in Grenoble, France, and has offices in Silicon Valley, Calif., and Tokyo. Additional information may be found at www.leti.fr and @CEA_Leti.

About Nova: Nova Measuring Instruments delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded in NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on February 29, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.